September 24, 2018

Lisa A. Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA 94105

       Re: Jaguar Health, Inc.
           Registration Statement on Form S-1
           Filed September 12, 2018
           File No. 333-227292

Dear Ms. Conte:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Donald C. Reinke, Esq.